1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Alexander C. Karampatsos alexander.karampatsos@dechert.com +1 202 261 3402 Direct

July 2, 2025

VIA EDGAR

Ms. Kim McManus

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	TPG Private Markets Fund

Registration Statement on Form N-2
File Nos. 333-285869 and 811-24064

Dear Ms. McManus:

This letter responds to comments that you provided telephonically on June 3, 2025 with respect to Pre-Effective Amendment No. 1 to the registration statement filed on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 7, 2025 on behalf of TPG Private Markets Fund (the “Fund”). The Fund has considered your comments and has authorized us to make the responses and changes discussed below to the Registration Statement on its behalf. Capitalized terms have the meanings attributed to such terms in the Registration Statement.

Concurrently with this letter, the Fund is filing Pre-Effective Amendment No. 2 to its Registration Statement, which reflects the disclosure changes discussed below.

On behalf of the Fund, set forth below are the comments of the SEC staff (“Staff”) along with our responses to or any supplemental explanations of such comments, as requested.

PROSPECTUS

Summary Prospectus

1.	Comment: The Fund indicated that there is no escrow arrangement in place in its response letter to the Staff on May 7, 2025 (the “First Response Letter”). However, on pages 9-10 of the summary prospectus, the Fund described holding investor funds in escrow. Please reconcile.

Response:              The Fund has revised the disclosure accordingly.

2.	Comment: Please revise to clarify the Fund’s relationship with TPG, as described in response to comments in the First Response Letter. Specifically, state that:

a.	TPG is not a sponsor, promoter, adviser, or affiliate of the Fund.

b.	There is no agreement or understanding between TPG and the Fund or the Adviser regarding the Fund or its investment program.

c.	You expect TPG will provide information to the Fund of the type and scope (and with the same frequency) that TPG customarily provides to other institutional investors.

d.	TPG will not guarantee investment opportunities for the Fund, nor will it provide investment recommendations or investment advice to the Fund or the Adviser regarding investment opportunities.

e.	There is no guarantee that the Fund will receive the same terms as TPG, its affiliates and its other clients if they participate in the same opportunities.

Response:              The Fund has revised the disclosure accordingly.

3.	Comment: Under “Risk Factors”, on page 7, the tenth bullet point includes a reference to unfunded components. Please note that it is the Staff’s position that unfunded commitments do not count toward the 80% policy as such commitments do not provide exposure to the type of investments suggested by the fund’s name.

Response:              The Fund acknowledges the Staff’s comment.

4.	Comment: Under “Investor Suitability”, please state that the Fund has no obligation to repurchase shares at any time.

Response:              The Fund has revised the disclosure accordingly.

Summary of Fees and Expenses

5.	Comment: Please confirm that the Fund will revise the disclosure in footnote 4 of the fee table as indicated in the response to Comment 34 in the First Response Letter.

Response:              The Fund so confirms.

Investment Program

6.	Comment: The Fund states that it intends to invest 80% in Direct Access Investments. Please revise to clarify that the Fund’s intent to invest 80% of its total assets in Direct Access Investments is an investment guideline, which may be changed without notice.

Response:              The Fund has revised the disclosure accordingly.

General

7.	Comment: The Fund may utilize special purpose vehicles to effectuate its investment strategies. Disclose if “special purpose vehicle” may include an entity that engages in investment activities in securities or other assets that is primarily controlled by the Fund. (Please note that “primarily controlled” means: (1) the Fund controls the unregistered entity within the meaning of Section 2(a)(9) of the 1940 Act, and (2) the Fund’s control of the unregistered entity is greater than that of any other person.) If a special purpose vehicle may include such entities, please respond to the following comments regarding such special purpose vehicles.

a.	Disclose that the Fund complies with the 1940 Act provisions governing investment policies (Section 8) on an aggregate basis with the special purpose vehicles.

Response 7(a):     The Fund confirms that it will comply with the provisions of Section 8 of the 1940 Act governing investment policies on an aggregate basis with any special purpose vehicle that is primarily controlled by the Fund (“Controlled SPV”). The Fund has added the following disclosure:

“The Fund will comply with provisions of Section 8 and Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Controlled SPV. The Fund and any Controlled SPV will comply with provisions of Section 17 of the 1940 Act related to affiliated transactions and custody.”

b.	Disclose that the Fund complies with the 1940 Act provisions governing capital structure and leverage (Section 18) on an aggregate basis with the special purpose vehicles so that the Fund treats the debt of the special purpose vehicles as its own for purposes of Section 18 of the 1940 Act.

Response 7(b):     The Fund confirms that it will comply with provisions of Section 18 of the 1940 Act governing capital structure and leverage on an aggregate basis with any Controlled SPV, unless otherwise permitted by the SEC or its Staff. The Fund has revised its disclosure as stated in Response 7(a).

c.	Disclose that any investment adviser to a special purpose vehicle complies with the 1940 Act provisions relating to investment advisory contracts (Section 15) as if it were an investment adviser to the Fund under Section 2(a)(20) of the 1940 Act. Please confirm that any investment advisory contract between a special purpose vehicle and its investment adviser will be filed as an exhibit to the registration statement as it is a material contract.

Response 7(c):     The Fund acknowledges the Staff’s comments and notes that is does not expect that any Controlled SPV will be party to an investment advisory contract. Furthermore, the Fund’s Controlled SPV will not be registered investment companies under the 1940 Act and therefore will not be subject to the requirements of Section 15 thereof. The Fund does not currently intend to create or acquire primary control of any Controlled SPV other than the Controlled SPVs that are wholly owned by the Fund. The Fund confirms that the Fund’s Investment Advisory Agreement will govern all wholly owned Controlled SPVs and their assets. In the event that the Fund primarily controls a Controlled SPV that is not covered by the Fund’s Investment Advisory Agreement, the Fund undertakes to file any investment advisory agreement to which such Controlled SPV is a party. The Fund respectfully submits that no disclosure revisions are necessary in response to this comment.

d.	Disclose that special purpose vehicles will comply with the 1940 Act provisions related to affiliated transactions and custody (Section 17). Disclose the custodian of any special purpose vehicle.

Response 7(d):     The Fund respectfully submits that any special purpose vehicle will not be a registered investment company under the 1940 Act and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 17. However, the Fund will apply the provisions relating to affiliated transactions and custody set forth in Section 17 of the 1940 Act and/or the rules thereunder to each of its Controlled SPVs. At this time, no Controlled SPVs have been formed, and there are no related custodians to disclose. The Fund has revised its disclosure as stated in Response 7(a).

e.	Disclose any principal investment strategies or principal risks of the special purpose vehicles that constitute principal investment strategies and principal risks of the Fund.

Response 7(e):     The principal investment strategies and principal risks already disclosed in the Registration Statement appropriately reflect the aggregate operations of the Fund and any Controlled SPV. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

f.	Confirm that the financial statements of any wholly-owned or substantially-owned special purpose vehicles will be consolidated with those of the Fund. If not, explain why not.

Response 7(f):      The Fund acknowledges the Staff's comment and confirms that it will consolidate the financial statements of any wholly-owned special purpose vehicle with the financial statements of the Fund.

g.	Tell us if any of the Fund’s wholly-owned or substantially-owned special purpose vehicles will charge a management fee. If so, please confirm to us that the management fees (including performance fees) of any special purpose vehicle whose financial statements are consolidated with those of the Fund will be included in the “Management Fee” line item of the fee table and any such special purpose vehicle’s other expenses will be included in the “Other Expenses” line item of the fee table.

Response 7(g):     The Fund acknowledges the Staff's comment and confirms that it would include any wholly-owned special purpose vehicle’s (i) management fee in the Management Fee line item of the Fund’s fee table and (ii) expenses in the Other Expenses line item of the Fund’s fee table.

h.	Confirm to us that the special purpose vehicles and their boards of directors will agree to inspection by the Staff of the special purpose vehicles’ books and records, which will be maintained in accordance with Section 31 of the 1940 Act and the rules thereunder.

Response 7(h):    The Fund confirms that a Controlled SPV and its board of directors will agree to inspection by the Staff of the Controlled SPV’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

i.	If any special purpose vehicles will be foreign entities, please confirm that such special purpose vehicles and their boards of directors will agree to designate an agent for service of process in the United States.

Response 7(i):      The Fund confirms that a Controlled SPV that is considered a foreign entity will agree to designate an agent for service of process in the United States.

STATEMENT OF ADDITIONAL INFORMATION

Other Accounts Managed by the Portfolio Managers

8.	Comment: Please revise the information required by Item 21.1.b regarding the other accounts managed by the portfolio managers.

Response:              The Fund has revised the disclosure accordingly.

*        *        *        *        *

Should you have any questions or comments, please contact the undersigned at 202.261.3402.

Sincerely,

/s/ Alexander Karampatsos
Alexander Karampatsos